UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

GOLD WHEATON GOLD CORP.
(Name of Issuer)

COMMON STOCK/WARRANTS
(Title of Class of Securities)

38075N
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b) pursuant to SEC No-Action Letter, February 14, 1994, RE: Ontario Municipal
Employees Retirement Fund

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38075N

1.	Names of Reporting Persons.

OMERS Administration Corporation

I.R.S. Identification Nos. of above persons (entities only).

98-0510778

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization ONTARIO, CANADA

Number of	5.	Sole Voting Power 68,237,850
Shares
Beneficially
Owned by	6.	Shared Voting Power 0
Each
Reporting
Person	7.	Sole Dispositive Power 68,237,850
With

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting person 68,237,850

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.15%

12.	Type of Reporting Person (See Instructions) EP

Item 1.

(a)	Name of Issuer Gold Wheaton Gold Corp.

(b)	Address of Issuer's Principal Executive Offices

1075 West Georgia Street, Suite 250, Vancouver, British Columbia V6E 3C9

Item 2.

(a)	Name of Person Filing
OMERS Administration Corporation

(b)	Address of Principal Business Office or, if none, Residence
One University Avenue, Suite 800 Toronto, Ontario M5J 2P1

(c)	Citizenship
Canada

(d)	Title of Class of Securities
Common Stock/Warrants

(e)	CUSIP Number
38075N

Item 3.  If this statement is filed pursuant to §§240.13d -1(b) or 240.13d -2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[X]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F) pursuant to SEC No-Action Letter, February 14, 1994, RE: Ontario Municipal Employees Retirement Fund;

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 68,237,850

(b)	Percent of class: 7.15%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 68,237,850

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 68,237,850

	(iv)	Shared power to dispose or to direct the disposition of 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].
Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2009
Date

[signed] “Jenny Tsouvalis”
Jenny Tsouvalis
Senior Vice President, Investment Operations and Applications